April 24, 2001

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Gentlemen:

Re:      Registrant:  Acclaim Entertainment, Inc.
         Registration Statement on Form S-3 (File No.: 333-59048)
         Accession Number:  0000950136-01-000734
         Filing Date:  April 16, 2001
         ----------------------------

Reference is hereby made to the Registration Statement on Form S-3 referred to above filed by the Registrant with the Securities and Exchange Commission on April 16, 2001. We acknowledge that the delaying amendment required pursuant to Rule 473 of the Securities Act of 1933 was inadvertently omitted from the facing page of the Registration Statement. Accordingly, the Registrant hereby amends the facing page of such Registration Statement to include the following provision:

         "The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine."

Very truly yours,

ACCLAIM ENTERTAINMENT, INC.



By: /s/ Gerard F. Agoglia
   ----------------------------------------
Name:  Gerard F. Agoglia
Title: Executive Vice President and
       Chief Financial Officer

cc:    Mr. Mark Shuman